Exhibit 99.1

Press release Brussels / 16 November 2020 / 2:00 p.m. CET

Anheuser-Busch InBev Announces Redemption

of USD 2.55 Billion and EUR 1.16 Billion

Brussels, 16 November 2020 -- Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that it and its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”) are exercising their respective options to redeem the outstanding principal amounts indicated in the table below of the following series of notes on the dates indicated in the table below (any such date, a “Redemption Date”):

Issuer	Aggregate Principal Amount Outstanding	Aggregate Principal Amount to be Redeemed	Title of Series of Notes	ISIN	Redemption Date

AB InBev	EUR 519,372,000	EUR 519,372,000	4.000% Notes due 2021 (the “4.000% AB InBev Notes”)	BE6221503202	3 December 2020

AB InBev	EUR 644,331,000	EUR 644,331,000	0.800% Notes due 2023 (the “0.800% AB InBev Notes”, and together with the 4.000% AB InBev Notes, the “EUR Notes”)	BE6276039425	3 December 2020

ABIFI	USD 476,226,000	USD 476,226,000	2.625% Notes due 2023 (the “2.625% ABIFI Notes”)	US035242AA44	16 December 2020

ABIFI	USD 1,331,987,000	USD 1,331,987,000	3.300% Notes due 2023 (the “3.300% ABIFI Notes”)	US035242AL09	16 December 2020

ABIFI	USD 489,095,000	USD 489,095,000	3.700% Notes due 2024 (the “3.700% ABIFI Notes”)	US03524BAE65	16 December 2020

ABIWW	USD 250,091,000	USD 250,091,000	3.500% Notes due 2024 (the “ABIWW Notes”, and together with the 2.625% ABIFI Notes, the 3.300% ABIFI Notes and the 3.700% ABIFI Notes, the “USD Notes”) (the USD Notes together with the EUR Notes, the “Notes”)	US035240AJ96	16 December 2020

        ab-inbev.com

Press release Brussels / 16 November 2020 / 2:00 p.m. CET

The EUR Notes will be redeemed in accordance with their respective Conditions in full on the relevant Redemption Date at a make-whole price equal to (i) the outstanding principal amount of the relevant EUR Notes; or (ii) if higher, the sum, as determined by the Calculation Agent, of the present values of the remaining scheduled payments of principal and interest on the relevant EUR Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the relevant Redemption Date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at the rate per annum equal to the equivalent yield to maturity of the Reference Rate calculated using a price for the Reference Rate (expressed as a percentage of its principal amount) equal to the Reference Bond Price for the relevant Redemption Date plus 15 basis points (in respect of the 0.800% AB InBev Notes) or 22 basis points (in respect of the 4.000% AB InBev Notes) (the “EUR Redemption Price”). The EUR Redemption Price will be calculated on the third Business Day preceding the Redemption Date. Capitalized terms used in this paragraph have the meanings assigned to such terms in the respective Conditions of the EUR Notes.

The 2.625% ABIFI Notes will be redeemed in full on the relevant Redemption Date at a make-whole redemption price in an amount calculated by the Independent Investment Banker, and equal to the greater of (i) 100% of the principal amount of the 2.625% ABIFI Notes; and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the 2.625% ABIFI Notes to be redeemed (not including any portion of such payments of interest accrued to the relevant Redemption Date) discounted to the relevant Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points; plus, in each case, accrued and unpaid interest on the principal amount of the 2.625% ABIFI Notes to be redeemed to (but excluding) the relevant Redemption Date. The Treasury Rate will be calculated on the third Business Day preceding the relevant Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of January 17, 2013, by and among ABIFI, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “January 2013 Indenture”), the Third Supplemental Indenture thereto, dated as of January 17, 2013 (the “Third Supplemental Indenture to the January 2013 Indenture”), and the terms of the 2.625% ABIFI Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the January 2013 ABIFI Indenture, the Third Supplemental Indenture to the January 2013 Indenture and the terms of the 2.625% ABIFI Notes, as applicable.

        ab-inbev.com

Press release Brussels / 16 November 2020 / 2:00 p.m. CET

The 3.300% ABIFI Notes will be redeemed in full on the relevant Redemption Date at a make-whole redemption price in an amount calculated by the Independent Investment Banker, and equal to the greater of (i) 100% of the principal amount of the 3.300% ABIFI Notes; and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the 3.300% ABIFI Notes to be redeemed as if the 3.300% ABIFI Notes matured on 1 December 2022 (not including any portion of such payments of interest accrued to the relevant Redemption Date) discounted to the relevant Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points; plus, in each case, accrued and unpaid interest on the principal amount of the 3.300% ABIFI Notes to be redeemed to (but excluding) the relevant Redemption Date. The Treasury Rate will be calculated on the third Business Day preceding the relevant Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of January 25, 2016, by and among ABIFI, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “January 2016 Indenture”), the Third Supplemental Indenture thereto, dated as of January 25, 2016 (the “Third Supplemental Indenture to the January 2016 Indenture”), and the terms of the 3.300% ABIFI Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the January 2016 ABIFI Indenture, the Third Supplemental Indenture to the January 2016 Indenture and the terms of the 3.300% ABIFI Notes, as applicable.

The 3.700% ABIFI Notes will be redeemed in full on the relevant Redemption Date at a make-whole redemption price in an amount calculated by the Independent Investment Banker, and equal to the greater of (i) 100% of the principal amount of the 3.700% ABIFI Notes; and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the 3.700% ABIFI Notes to be redeemed (not including any portion of such payments of interest accrued to the relevant Redemption Date) discounted to the relevant Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points; plus, in each case, accrued and unpaid interest on the principal amount of the 3.700% ABIFI Notes to be redeemed to (but excluding) the relevant Redemption Date. The Treasury Rate will be calculated on the third Business Day preceding the relevant Redemption Date. Such redemption is pursuant to the terms of the January 2013 Indenture, the Eleventh Supplemental Indenture thereto, dated as of January 27, 2014 (the “Eleventh Supplemental Indenture”), and the terms of the 3.700% ABIFI Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the January 2013 ABIFI Indenture, the Eleventh Supplemental Indenture and the terms of the 3.700% ABIFI Notes, as applicable.

        ab-inbev.com

Press release Brussels / 16 November 2020 / 2:00 p.m. CET

The ABIWW Notes will be redeemed in full on the relevant Redemption Date at a make-whole redemption price in an amount calculated by the Independent Investment Banker, and equal to the greater of (i) 100% of the principal amount of the ABIWW Notes; and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the ABIWW Notes to be redeemed as if the ABIWW Notes matured on 12 December 2023 (not including any portion of such payments of interest accrued to the relevant Redemption Date) discounted to the relevant Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points; plus, in each case, accrued and unpaid interest on the principal amount of the 4.375% ABIWW Notes to be redeemed to (but excluding) the relevant Redemption Date. The Treasury Rate will be calculated on the third Business Day preceding the relevant Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 4 April 2018, by and among ABIWW, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “April 2018 Indenture”, and together with the January 2016 Indenture and the January 2013 Indentures, the “Indentures”), the First Supplemental Indenture thereto, dated as of 4 April 2018 (the “First Supplemental Indenture”, and together with the Third Supplemental Indenture to the January 2013 Indenture, the Third Supplemental Indenture to the January 2016 Indenture and the Eleventh Supplemental Indenture, the “Supplemental Indentures”), and the terms of the ABIWW Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the April 2018 Indenture, the First Supplemental Indenture and the terms of the ABIWW Notes, as applicable.

On the relevant Redemption Date, (i) the Notes will no longer be deemed outstanding, (ii) the Redemption Price will become due and payable on the Notes, as applicable, and, (iii) unless AB InBev, ABIWW or ABIFI default in making payment of the Redemption Price, interest on the Notes called for redemption shall cease to accrue on and after the relevant Redemption Date.

The Trustee and the Domiciliary Agent are transmitting to registered holders of the Notes the notices of redemption containing information required by the Indentures, the Supplemental Indentures and the terms in the respective Conditions of the EUR Notes, as applicable. Three Business Days prior to the Redemption Date with respect to the USD Notes, the Trustee will transmit to registered holders of the Notes ABIWW and ABIFI’s respective supplemental notices containing the redemption price of the USD Notes. For the redemption price of the EUR Notes, please contact BNP Paribas Fortis (cmops.securitiesoperations.cb@bnpparibasfortis.com).

        ab-inbev.com

Press release Brussels / 16 November 2020 / 2:00 p.m. CET

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Ingvild Van Lysebetten
Tel: +1 212 573 9287	Tel: +32 16 276 608
E-mail: lauren.abbott@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Mariya Glukhova	Fallon Buckelew
Tel: +32 16 276 888	Tel: +1 310 592 6319
E-mail: mariya.glukhova@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Jency John	Fixed Income Investors
Tel: +1 646 746 9673	Daniel Strothe
E-mail: jency.john@ab-inbev.com	Tel: +1 646 746 9667
E-mail: daniel.strothe@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees”, “preparing” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 23 March 2020 and described in Exhibit 99.1 to AB InBev’s Current Report on Form 6-K filed with the SEC on 29 October 2020. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

        ab-inbev.com

Press release Brussels / 16 November 2020 / 2:00 p.m. CET

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        ab-inbev.com